Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

There is a lot of news in my September monthly update, beginning with our proposed merger with the Enterprise Services business of HPE.

Last week, our merger teams met at the HPE ES offices in Plano, Texas, for a second integration summit. We made great progress during our two-day session and in the weeks leading up to the joint CSC / HPE ES meeting. Our focus:

•	Reinforcing our vision and aspirations for the new company on Day 1 and beyond

•	Identifying and exploring the core workstream interdependencies, which are critical to our business and organizational planning

•	Understanding our individual company cultures and how we will come together as a new organization

Our goal is to become the world’s largest independent pure-play IT services companies - a strategic partner that leads clients on their digital transformational journeys, an innovator that is highly differentiated in the marketplace and creates growth opportunities for our people, clients, partners and shareholders. In Plano, the workstreams identified ways they will need to work together to stand up this new company after the transaction close, which is on track for the end of March 2017.

We also reviewed the preliminary results of the Culture Survey, which yielded valuable insights from employees at both companies. We now have a much clearer sense of the differences and desires across both organizations. A significant finding: the people at CSC and HPE ES are nearly 100 percent aligned in their aspirations for the new company. In other words, everyone wants the same things, which is both amazing and encouraging. I’d like to thank all survey participants for your candor and thoughtfulness. We will be sharing the results of the Culture Survey with everyone in the very near future.

For more on our progress, I encourage you to watch my six-minute video with HPE ES’ Mike Nefkens.

Other News
Separate from the merger activity, we continue to move our business forward, with a focus on delivering for clients and meeting our performance objectives for FY 2017. A few highlights:

Journey to the Digital Enterprise 2.0
Version 2.0 of the CTO position paper series, Journey to the Digital Enterprise 2.0, are now published. The papers, which align the key digital shifts in the industry with CSC’s next-gen offering strategy, should be required reading for all of us.

Corporate Responsibility and Sustainability Leadership
Earlier today, we issued CSC’s 2016 Corporate Responsibility (CR) annual report. CSC is now an acknowledged CR leader globally, thanks to the commitment of so many of our colleagues. If you haven’t already done so, view the video, narrated by Jo Mason, who briefly outlines our CR initiatives, accomplishments, and focus on sustainability.

SmartHub Launch
We introduced our redesigned employee app, CSC SmartHub, to provide you with succinct, on-demand global news about CSC.

One CSC Accomplishments
Thanks to your dedication, we continue to deliver quality services and solutions to our clients. Here are a few recent achievements that demonstrate that commitment.

•	Global ServiceNow Practice: We announced that UXC Keystone will combine forces with Fruition Partners and Aspediens to solidify our leading global ServiceNow practice.

•
Insurance Strength: Building on our recent MetLife win, we signed a multi-year agreement with Union Insurance Company, a leading provider of customer-focused insurance products to individuals and organizations in the Middle East, and Xchanging  successfully delivered Xuber for MGAs for Castle Underwriting Agencies Limited.

•
Cloud Success with Microsoft, Down Under: CSC’s UXC Eclipse team is partnering with Beyond Bank, one of Australia's largest customer-owned banks, to harness the cloud to transform operations and improve interactions with over 200,000 customers.

•
CSC and TasTAFE Partner to Deliver Graduates that are Workforce Ready: CSC and TasTAFE have forged a new partnership that builds a pathway for TAFE students to gain real world experience at CSC Hobart’s Centre of Excellence (COE).

•
Honored for Excellence: Research and consulting firm Celent - favorably assessing CSC’s nbAccelerator ® - has recognized CSC with the 2016 XCelent Customer Base award for North American life, annuity and health new business and underwriting in its newly released report, “North American New Business and Underwriting Systems 2016.”

We are making great progress to support our people, growth and position in the marketplace. Let’s keep up the momentum going as we close out Q2, and as always, feel free to share your thoughts on the CSC Forward Together C3 site.

-- Mike

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of CSC’s most recent Form 10-K and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.